Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:					RANDGOLD RESOURCES LIMITED
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights							YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:			FMR LLC
4. Full name of shareholder(s) (if different from 3):			See attached schedule
5. Date of transaction (and date on which the threshold is crossed or reached if different):			08 February 2008
6. Date on which issuer notified:			12 February 2008
7. Threshold(s) that is/are crossed or reached:			12%
8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ISIN: GB00B01C3S32	9,110,278	9,110,278			9, 271,478		12.17%
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date		No. of voting rights that may be acquired (if the instrument exercised/converted)		Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
9,271,478	12.17%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
See schedule ‘C’ below
Proxy Voting:
10. Name of proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	161,200
12. Date on which proxy holder will cease to hold voting rights:	08 February 2008
13. Additional information:
14 Contact name:
15. Contact telephone name:

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	FMR LLC
Contact address (registered office for legal entities)
Phone number & email
Other useful information (at least legal representative for legal persons)	David Merryweather Fil-regulatoryreporting@uk.fid-intl.com

B: Identity of the notifier, if applicable
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information
FMR
Issuer Name: RANDGOLD RESOURCES LIMITED
Current ownership percentage: 12.17% Total shares held: 9,271,478 Issued voting right capital: 76,140,330
	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramid Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramid Global Advisors LLC (PGALLC).	5,869,471	Brown Brothers Harriman and Co	FMRCO
	309,000	Citibank NA	FMRCO
	501,266	Mellon Bank N.A.	FMRCO
	2,591,741	State Street Bank and TR CO	FMRCO